EXHIBIT 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS	July 18, 2025 | 8:30 AM ET | 06:00 PM IST

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/52733

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Replay is available until July 25, 2025.

Sify reports Consolidated Financial Results for Q1 FY 2025-26

Revenues of INR 10,723 Million. EBITDA of INR 2,111 Million.

Loss for the period INR 389 Million.

HIGHLIGHTS

•	Revenue was INR 10,723 Million, an increase of 14% over the same quarter last year.
•	EBITDA was INR 2,111 Million, an increase of 18% over the same quarter last year.
•	Loss before tax was INR 322 Million. Loss after tax was INR 389 Million.
•	CAPEX during the quarter was INR 2,874 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India is entering a new generation of IT transformation. I firmly believe that the next decade of digital infrastructure will be written in India. The pace at which public and private enterprises are investing in technology, cloud adoption, and automation is unmatched — driven by an urgency not just to participate in the digital economy, but to lead it.

Government policy, industry ambition, and a vibrant innovation ecosystem are combining to create a perfect storm of opportunity. National programs like Digital India and the India AI Mission are bringing in investments in compute infrastructure and digital access, while regulatory clarity is unlocking private capital into hyperscale data centers, 5G and beyond.

India is not just consuming AI — it is rapidly climbing up the value chain to become a creator of AI tools, frameworks, and domain-specific solutions. This ambition will translate into robust demand for integrated infrastructure that supports high-performance workloads, edge computing, and sovereign data requirements.

India will not just be a growth market; it will be the growth engine.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “We remain steadfast in our commitment to cost efficiency and fiscal discipline even as we navigate an increasingly complex business environment. Every investment decision is taken with long-term value creation in mind overseen by a rigorous approach to risk management. While our current results reflect the impact of depreciation, interest costs, and rising manpower expenses, these are conscious trade-offs in our strategy to build future-ready capabilities across our businesses.

Our financial strategies are designed with resilience and agility, enabling us to respond effectively to evolving market dynamics. At the same time, we are embedding sustainability as a foundational business tenet—well beyond regulatory compliance. Ultimately, our focus remains on delivering predictable, long-term value to stakeholders while staying true to our disciplined investment philosophy and high standards of accountability.

The cash balance at the end of the quarter was INR 3,861 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Network services 41%, Data Center services 37% and Digital services 22%.
•	During the quarter, Sify commissioned 8.6 MW of additional Data Center capacity.
•	As of June 30, 2025 Sify provides services via 1159 fibre nodes across the country, a 10% increase over same quarter last year.
•	As on June 30, 2025, Sify has deployed 9661 contracted SDWAN service points across the country

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Network Services

•	A global IT leader contracted Sify for dedicated capacity on our National Long- Distance network.
•	One of the world’s largest spirit manufacturer contracted for high-redundancy network infrastructure between their factory and regional locations.
•	A large private bank contracted Sify to set up a Network Address Translation Gateway (NAT) in multiple cities and connect to the cloud.
•	A foreign bank, a direct-to-home entertainment platform, a multinational digital communications technology and a leading global optical and digital solutions company contracted for an MPLS build.
•	A foreign bank contracted Sify to connect their data center to multiple cloud platforms.
•	Multiple State and Private banks signed up for managed SD WAN services.
•	The Network business signed up an MSA with a global telecommunication leader.

Data Center Services

•	An upcoming IT player in the communication platform space migrated from the competition’s data center to Sify Data Center.
•	A foreign multinational into IT applications moved from their on-prem storage to Sify DC.
•	A joint venture between a foreign insurance player and their Indian partner signed up for Disaster Recovery services.

Digital services

•	A logistics major, a Portfolio Management company and a Scheduled bank contracted Sify to migrate from on-premise DC to our Cloud platform.
•	A diversified financial services group, a healthcare consultancy, an infotech major and an industrial machinery manufacturer signed up for a greenfield cloud platform implementation.
•

A steel manufacturer, a healthcare services provider, a clean energy provider, couple of private banks and India's first private rail wheel and axle manufacturer signed up for services like DRaaS, PaaS and laaS.

•	A housing finance major contracted Sify for private cloud commissioning on-prem.
•	One of India’s oldest FMCGs and a private bank signed up for on-premise security services.
•	The healthcare major also signed up a full technology refresh.

FINANCIAL HIGHLIGHTS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	June 2025	June 2024	March 2025	March 2025
				(Audited)
Revenue	10,723	9,421	9,699	39,886
Cost of Sales	(6,574)	(5,961)	(5,869)	(24,917)
Gross Profit	4,149	3,460	3,830	14,969
Other Operating Income	85	88	76	363
Selling, General and Administrative Expenses	(2,018)	(1,676)	(1,977)	(7,442)
Depreciation and Amortisation expense	(1,679)	(1,306)	(1,558)	(5,633)
Operating Profit	537	566	371	2,257
Investment Income	-	58	76	188
Impairment loss on Investment	(22)	-	-	-
Profit before financing and income taxes	515	624	447	2,445
Finance income	1	-	-	13
Interest expenses on borrowings and lease liabilities	(837)	(617)	(762)	(2,742)
Interest expenses on pension liabilities	(1)	-	-	(2)
Profit/(Loss) before income taxes	(322)	7	(315)	(286)

Income Tax Expense	(67)	(59)	(263)	(499)

Profit/(Loss) for the period	(389)	(52)	(578)	(785)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	(389)	(52)	(578)	(785)
Add:
Depreciation and Amortisation expense	1,679	1,306	1,558	5,633
Net Finance Expenses	765	495	630	2,294
Current Tax	122	136	189	699
Deferred Tax	-	-	74	-
Less:
Deferred Tax	(55)	(77)	-	(200)
Other Income (including exchange gain/loss)	(11)	(24)	28	(79)

EBITDA	2,111	1,784	1,901	7,562

Management-defined Performance Measures (MPMs)

Sify uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

Reconciliation with Management-defined Performance Measures:

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	June 2025	June 2024	March 2025	March 2025
				(Audited)
Operating Profit	537	566	371	2,257
Add:
Depreciation and Amortisation expense	1,679	1,306	1,558	5,633
Less:
Interest expenses on pension liabilities	(1)	-	-	(2)
Impairment loss on Investment	(22)	-	-	-
Other Income (including exchange gain/loss)	(82)	(88)	(28)	(326)
EBITDA	2,111	1,784	1,901	7,562

Segment Reporting:

(In INR millions)

	Quarter ended June 2025				Quarter ended June 2024
Particulars	Network Services	Data Center Services	Digital Services	Total	Network Services	Data Center Services	Digital Services	Total
				(D) =				(D) =
	(A)	(B)	(C)	(A)+(B)+(C)	(A)	(B)	(C)	(A)+(B)+(C)
External customers Revenue	4,379	3,961	2,383	10,723	3,865	3,360	2,196	9,421
Intersegment Revenue	-	22	55	77	-	22	55	77
Operating Expense	(3,683)	(2,192)	(2,681)	(8,556)	(3,247)	(1,954)	(2,393)	(7,594)
Intersegment Expense	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	633	1,791	(257)	2,167	555	1,428	(156)	1,827
Unallocated Expense:
Support Service Unit Costs				(36)				(43)
Depreciation and Amortisation				(1,679)				(1,306)
Other income / (expense), net				63				146
Finance Income				1				-
Finance Expense				(838)				(617)
Profit / (loss) before tax				(322)				7
Income taxes (expense) / benefit				(67)				(59)
Profit / (loss) for the period				(389)				(52)

Equity and Debt:

(In INR millions)

	Quarter ended	Quarter ended	Year ended
Particulars	June 2025	June 2024	March 2025
EQUITY	16,339	17,795	16,725

BORROWINGS
Long term	25,391	21,997	28,237
Short term	8,791	7,589	7,304
Less: Cash Balance	3,861	6,471	6,836
Net debt	30,321	23,115	28,705

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Weber Shandwick
Mr. Praveen Krishna	Nikhila Kesavan
Investor Relations & Public	+91 9840124036	Lucia Domville
Relations	nikhila.kesavan@2020msl.com	+1-212 546-8260
+91 9840926523		LDomville@webershandwick.com
praveen.krishna@sifycorp.com